

September 6, 2013

<u>Via E-mail</u>
Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

      Re: **Interface, Inc.**
              Form 10-K for the Fiscal Year Ended December 30, 2012
              Filed February 28, 2013
              File No. 001-33994

Dear Mr. Hendrix:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Andrew D. Mew

                       Andrew D. Mew
                       Accounting Branch Chief